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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)1



                      Checkers Drive-In Restaurants, Inc.
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                                  162809 30 5
                                 (CUSIP Number)




                                31 December 2004
            (Date of Event which Requires Filing of this Statement)



-------------------------------------------------------------------------------
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


[X]     Rule 13d-1(b)
[ ]     Rule 13d-1(c)
[ ]     Rule 13d-1(d)

----------------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 162809 30 5                  13G                          Page 2 of 6


1    NAME OF REPORTING PERSON:

     F&C Management Limited

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                               (a) [ ]

                                                               (b) [ ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom
                    5    SOLE VOTING POWER

                         678,600

       NUMBER       6    SHARED VOTING POWER
      OF SHARES          0
    BENEFICIALLY
      OWNED BY
        EACH        7    SOLE DISPOSITIVE POWER
      REPORTING          678,600
     PERSON WITH
                    8    SHARED DISPOSITIVE POWER
                         0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     678,600

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.1%

12   TYPE OF REPORTING PERSON (See Instructions)

     IA, CO

CUSIP No. 162809 30 5                  13G                          Page 3 of 6


ITEM 1.


      (a)  Name of Issuer

           Checkers Drive-In Restaurants, Inc.

      (b)  Address of Issuer's Principal Executive Offices

           4300 West Cypress Street, Suite 600
           TAMPA FLORIDA 33607

ITEM 2.

      (a)  Name of Person Filing

           F&C Management Limited

      (b)  Address of Principal Business Office or, if none, Residence

           Registered Office: 80 George Street, Edinburgh EH2 3BU, United
Kingdom

      (c)  Citizenship

           F&C Management Limited is a corporation organised under the laws of the United Kingdom

      (d)  Title of Class of Securities

           Common Stock, par value $0.001 per share ("Common Stock")

      (e)  CUSIP Number

           162 809 30 5

ITEM 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
           (C), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or Dealer registered under Section 15 of the Act
           (b) [ ] Bank as defined in Section 3(a)(6)of the Act
           (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
           (e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

CUSIP No. 162809 30 5                  13G                          Page 4 of 6


           (g) [ ] Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G) (Note: See Item 7)
           (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
           (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
           (j) [ ] Group, in accordance with ss.240.13d-1(b)-1(ii)(J)

ITEM 4.    OWNERSHIP

           (a) Amount Beneficially Owned

               678,600

           (b) Percent of Class

               6.1%

           (c) Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote: 678,600

               (ii)   shared power to vote or to direct the vote: 0

               (iii)  sole power to dispose or to direct the disposition of:
                      678,600

               (iv)   shared power to dispose or to direct the disposition of:
                      0

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Dividends received from, and proceeds from the sale of, Common Stock, if any, by F&C Management Limited are allocated by F&C Management Limited to the applicable accounts of its clients and are distributed or retained in accordance with F&C Management Limited's investment management agreements with those clients.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not Applicable

CUSIP No. 162809 30 5                  13G                          Page 5 of 6


ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not Applicable


ITEM 9.    NOTICE OF DISSOLUTION OF GROUP

           Not Applicable


ITEM 10.   CERTIFICATION

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 162809 30 5                  13G                          Page 6 of 6


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.


     Date: 14 February 2005


                                  F&C Management Limited


                                  By: /s/ Marrack Tonkin
                                      --------------------------
                                      Name:   Marrack Tonkin
                                      Title:  Company Secretary